# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Universal Technical Institute, Inc., CIK 0001261654
CUSIP: 913915104
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 4225 East Windrose Drive, Suite 200, Phoenix, Arizona (AZ), 85032
Date of event which requires filing of this statement: 06/08/2026
Filed by CIK 0001409751
Persons authorized to receive notices and communications: C. Shackelton/A. Gray, 105 Rowayton Avenue, Rowayton, Connecticut (CT), 06853, 203-883-0100

## Reporting persons
- Coliseum Capital Management, LLC (CIK 0001409751): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 971,440; sole dispositive power 0; shared dispositive power 971,440; aggregate amount beneficially owned 971,440 (1.76% of the class)
- Coliseum Capital, LLC (CIK 0001409585): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 801,777; sole dispositive power 0; shared dispositive power 801,777; aggregate amount beneficially owned 801,777 (1.5% of the class)
- Coliseum Capital Partners, L.P. (CIK 0001356974): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 801,777; sole dispositive power 0; shared dispositive power 801,777; aggregate amount beneficially owned 801,777 (1.5% of the class)
- Adam Gray (CIK 0001454123): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 971,440; sole dispositive power 0; shared dispositive power 971,440; aggregate amount beneficially owned 971,440 (1.76% of the class)
- Christopher Shackelton (CIK 0001430708): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 971,440; sole dispositive power 0; shared dispositive power 971,440; aggregate amount beneficially owned 971,440 (1.76% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Universal Technical Institute, Inc.
Address of issuer's principal executive offices: 4225 East Windrose Drive, Suite 200, Phoenix, Arizona (AZ), 85032
Comment: This Amendment No. 1 (this "Amendment") to the Schedule 13D (the "Initial 13D") relating to Universal Technical Institute, Inc. (the "Issuer"), filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on December 5, 2025, amends and supplements certain of the items set forth therein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information relating to the beneficial ownership of the Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 55,061,381 shares of Common Stock outstanding as of May 1, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 7, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information relating to the beneficial ownership of the Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein.
Transactions in the class effected during the past sixty days: The Reporting Persons and a separate account investment advisory client of Coliseum Capital Management, LLC (the "Separate Account") effected the following transactions in the Common Stock on the dates indicated, and such transactions are the only transactions in the Common Stock by the Reporting Persons in the sixty days preceding the filing of this Amendment, or since the most recent filing of Schedule 13D by the Reporting Persons, whichever is less: on June 8, 2026, Coliseum Capital Partners, L.P. executed a block sale of 2,476,047 shares, and the Separate Account executed a block sale of 523,953 shares, each at a price of $41.40 per share.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the transaction described herein, on June 8, 2026, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this Amendment represents the final amendment to the Initial 13D and constitutes an exit filing for the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: In connection with the block sales described herein, the Reporting Persons have agreed with Morgan Stanley & Co. LLC, the broker that executed the block sales, not to offer, sell or otherwise dispose of any remaining shares of Common Stock beneficially owned by the Reporting Persons and not sold in such block sales until such time as the Issuer publicly issues its earnings release for the Issuer's fiscal quarter ending June 30, 2026.

## Signatures
- Coliseum Capital Management, LLC: /s/ Chivonne Cassar, Chivonne Cassar / Attorney-in-fact (06/10/2026)
- Coliseum Capital, LLC: /s/ Chivonne Cassar, Chivonne Cassar / Attorney-in-fact (06/10/2026)
- Coliseum Capital Partners, L.P.: by: Coliseum Capital, LLC, its General Partner, /s/ Chivonne Cassar, Chivonne Cassar / Attorney-in-fact (06/10/2026)
- Adam Gray: /s/ Chivonne Cassar, Chivonne Cassar / Attorney-in-fact (06/10/2026)
- Christopher Shackelton: /s/ Chivonne Cassar, Chivonne Cassar / Attorney-in-fact (06/10/2026)
Comment: Executed by Chivonne Cassar pursuant to a Power of Attorney which is incorporated herein by reference to Exhibit 24.1 to the Form 4 filed by Coliseum Capital Management, LLC on March 28, 2025.